UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-18405

American Tax Credit Properties II L.P.
(Exact name of registrant as specified in its charter)
Richman Tax Credit Properties II L.P. 340 Pemberwick Road Greenwich, Connecticut 06831 (203) 869-0900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Units of Limited Partnership Interest
(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 American Tax Credit Properties II L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
By:	/s/James Hussey
Name:	James Hussey
Title:	Chief Financial Officer of Richman Tax Credits Inc., General Partner of Richman Tax Credit Properties II L.P., General Partner

January 10, 2017